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Exhibit 99.1

Waddell & Reed Financial, Inc.

2002 Annual Report

Financial Highlights

	2002		2001		% Change
	(Dollar amounts in thousands, except per share data)
Revenues from:
Investment management fees	$186,038		$214,242		-13
Underwriting and distribution fees	183,133		203,535		-10
Shareholder service fees	65,690		59,381		11

Revenues excluding investment and other income	$434,861		$477,158		-9
Total revenues	$439,125		$482,562		-9
Net income	$87,425	(1)	$107,167	(2)	-18
Diluted earnings per share	$1.07	(1)	$1.28	(2)	-16
Investment product sales—retail	$2,008,600		$2,782,900		-28
Financial advisors (excluding Legend)	3,466		3,165		10

1.
This includes special after-tax charges of $5.7 million, or $.07 per share. Net income excluding special charges was $93.1 million, or $1.14 per share.

2.
This includes a special after-tax charge of $5.1 million, or $.06 per share. Net income excluding special charge was $112.2 million, or $1.35 per share.

See accompanying Form 10-K.

	2002	2001	% change
	(millions)
Assets Under Management
Mutual funds
Equity funds	$17,167	$22,707	-24
Fixed income funds	4,176	3,415	22
Money market funds	1,143	1,194	-4

Total mutual funds	22,486	27,316	-18
Institutional and separate accounts	5,629	5,490	3

Total assets under management	$28,115	$32,806	-14

S&P 500 Stock Index (year-end)	879.8	1,148.1	-23

Primary Business And Fund Families

Waddell & Reed Advisors

        Financial advisors from Waddell & Reed, Inc. assist clients from all walks of life in realizing their personal and financial goals. Our advisors specialize in developing personalized financial planning strategies, including retirement planning, education funding, insurance and estate planning.

Wholesale Distribution

Austin, Calvert & Flavin

        Our San Antonio, Texas-based subsidiary manages investments for trusts, high net worth families and individuals; pension plans for private and public entities; and endowments and foundations.

Institutional investment management

        Through Waddell & Reed Investment Management Company, several of our portfolio managers oversee investments for defined benefit plans, endowments and high net worth individuals.

Nonproprietary fund distribution

        We distribute the Ivy Funds and the W&R Funds—which will be merged in 2003—through unaffiliated broker/dealers, 401(k) plans and registered investment advisers.

Subadvisory

        We serve as subadvisor for 6 U.S. mutual funds/variable annuity funds; 9 Canadian mutual funds through our relationship with Mackenzie Financial Corporation; and 5 offshore funds through relationships with various institutions.

The Legend Group

        Financial advisors at The Legend Group, our Florida-based retirement planning subsidiary, focus on serving employees of school districts and other nonprofit entities.

Mutual fund families

        Waddell & Reed offers one of the most robust and competitive fund lineups in the industry.

Waddell & Reed Advisors Funds	20 funds, sold primarily through proprietary advisors
Ivy Funds*	18 funds, sold through both intermediaries and proprietary advisors
Waddell & Reed InvestEd Portfolios	3 funds within our 529 college savings plan, sold through both proprietary advisors and intermediaries
W&R Target Funds, Inc.	12 portfolios, sold primarily through proprietary advisors as the underlying investments in annuity and life insurance policies

*
We have announced our intention to merge the Ivy Funds family with the W&R Funds family, creating one new family to be called the "Ivy Funds." The fund total noted reflects the pro forma effect of the merger.

Letter to Stockholders

        The future holds great promise for Waddell & Reed. With exceptional investment products, a strong core proprietary business and expanding nonproprietary distribution, we are well positioned for future growth.

Keith A. Tucker
Chairman of the Board & Chief Executive Officer

Henry J. Herrmann
President & Chief Investment Officer

        Waddell & Reed and the investment management industry endured another difficult year in 2002. The continuing slide in the equity markets and declining investor appetite for investment products diminished our earnings and our share price. Net income for the year was $87.4 million, or $1.07 per diluted share, compared with $107.2 million, or $1.28 per diluted share in 2001 (which included goodwill amortization of $6.6 million).

        Despite the conditions and our financial results in 2002, we made very good progress in building our business and extending the span of our operations. Our investment performance remained highly competitive; we took a number of steps to expand the distribution of our products; and we were successful in retaining existing clients and assets in a turbulent environment. With investment results that have been consistently strong over many years and market cycles, and a growing distribution network, we are well positioned to strengthen our sales, especially as market conditions improve.

        At December 31, 2002, Morningstar, Inc., rated most of Waddell & Reed's equity funds highly: 76 percent of our equity funds and 91 percent of our overall equity assets received ratings of either four or five stars. As ranked by Lipper, Inc., Waddell & Reed's funds generally performed better than peer funds during 2002. For the year, 41 percent of our equity funds ranked in the top 10 percent of their peer groups, and 50 percent ranked in the top 25 percent. For the year, 65 percent of all of our funds were ranked in the top half of their peer group. On a longer-term basis, our performance is compelling: for the three-year and five-year periods ended December 31, 76 percent and 96 percent of our equity funds, respectively, ranked in the top half of their peer groups, according to Lipper. This reflects the ability of our investment management team to provide exceptional performance to our fund shareholders across a variety of market environments.

        A major focus in 2002 was the expansion of the distribution channels through which we market our highly competitive investment performance. Since 2000, we have been successful in this effort and, encouraged by our results, we took action in 2002 to further expand the breadth of our nonproprietary distribution. Central to this effort was our acquisition of Mackenzie Investment Management, Inc. (MIMI), the United States-based subsidiary of Toronto-based Mackenzie Financial Corporation (MFC). This transaction provides us benefits both in the United States and in Canada.

        MIMI's Ivy Funds family brings us new assets and distribution opportunities in U.S. retail nonproprietary sales channels, as well as additions to our product lineup. We already have taken steps to bring Waddell & Reed's investment management team to the Ivy Funds, and in March 2003 we announced our plans to merge the Ivy and W&R families under the Ivy brand. This would create a combined product line of considerably greater scale and breadth, which will utilize Waddell & Reed's historical performance for marketing purposes.

        As part of the MIMI acquisition, we also entered into a marketing agreement with MFC that brings us new investment management opportunities in Canada. Under the subadvisory agreement, we are managing nine funds within MFC's Universal Funds family, and will have opportunities to launch new funds and/or assume additional existing subadvisory mandates under the Universal Funds brand. We also will seek, over time, to pursue opportunities with Investors Group, Inc.—MFC's parent company and the largest Canadian mutual fund company—and its other affiliates.

        These efforts help to build breadth and diversity in our distribution, the core of which is our proprietary financial advisors. These advisors provide financial planning services throughout the United States and create durable relationships with their clients.

        During the difficult market environment that existed in 2002, much of our advisors' effort was necessarily focused on client retention and counseling, leaving less time for new sales development activity. As a result, sales per advisor declined during the year. At the same time, our retail mutual fund redemption rate, at 10.4 percent, remained among the industry's lowest, reflecting the strength of our advisors' client relationships. Moreover, the number of financial plans prepared by our advisors increased 14 percent in 2002 over 2001, reflecting growing investor and financial advisor focus on the need for financial planning. We believe our focus on financial planning, which has been in place for years, will continue to serve us well as investors' desire for comprehensive advice continues to grow.

        During the year, we supported our advisors and their efforts through ongoing training programs and additional financial planning tools. We enhanced the software used to produce our key financial planning analysis, called the FocusPlan, and introduced the next generation of our financial planning services. Included are several new modules that can be tailored to fit client needs, and an updated version of our most sophisticated financial planning service, called FocusPlan Premier, which offers detailed financial modeling and analysis for clients who have more complex financial situations. For 2003, we are planning to implement a sophisticated, convenient and comprehensive customer relationship management (CRM) system for our advisors that can be integrated to include all components of an advisor's day-to-day client management needs.

        The future holds great promise for Waddell & Reed. With exceptional investment products, a strong core proprietary business and expanding nonproprietary distribution, we are well positioned for future growth. All of this, of course, contributes to the ongoing creation of stockholder value. Thank you for your continued commitment to our company.

Sincerely,

Keith A. Tucker
Chairman of the Board & Chief Executive Officer

Henry J. Herrmann
President & Chief Investment Officer

A more comprehensive narrative regarding 2002 is available on our website. Please review more details of the year's activities at www.waddell.com, under the "Corporate" heading.

A broader look at 2002

        There hasn't been a more prolonged period of stock market decline in the United States for more than 60 years. Wall Street ended its third straight losing year when 2002 came to a close, marking the longest such streak of market downturns since Franklin Roosevelt was in the White House and Waddell & Reed was just a five-year-old organization.

        Certainly, much has changed since the last stretch of similar market declines, including the scope and breadth of our company. What has not changed is that financial markets can move sharply over short periods, and that experienced management, proper perspective and consistent discipline can help our clients weather whatever the market may put forth.

        The financial markets were pressured throughout the year by ongoing geopolitical unrest and terrorist threats, corporate misconduct and accounting scandals, and a sluggish U.S. economy. In this climate, Waddell & Reed's assets under management declined when compared with year-end 2001. Nonetheless, the company continued to evolve and made steady progress in the face of 2002's difficulties. In 2002, that included the following key steps:

•
the acquisition of the Ivy Funds family and new relationship with Mackenzie Financial Corporation, which bring new assets to manage, new subadvisory opportunities in Canada, broader distribution channels and extended intermediary sales efforts;

•
the introduction of several new products, and the growth of others;

•
the undertaking of key cost-cutting initiatives;

•
continued competitive performance in our investment management; and

•
ongoing activity to ensure the continued productivity of our proprietary financial advisors.

        We believe that each of these steps has contributed to the continued growth of our company and put Waddell & Reed in a stronger, more competitive position. We are aggressively capturing opportunities that improve our position and earnings prospects.

        Beginning in 2003, we will refine our reporting of assets under management and sales to reflect the way our business is evolving. Commencing with our results for the first quarter of this year, to be released in April, our reporting of assets under management and sales will divide into two discrete groupings: "Waddell & Reed Advisors," reflecting the activity and results of the Waddell & Reed proprietary sales force; and "Wholesale," reflecting all our other sales efforts, including institutional defined benefit, intermediary, subadvisory and Legend. We believe this will help to provide a clear and relevant picture of the contributions and growth characteristics of the key components of our distribution.

Wholesale

The Ivy Funds

        In December, we completed our acquisition of the Ivy Funds family and established subadvisory and marketing relationships with the funds' former parent, Toronto-based Mackenzie Financial Corporation (MFC). The transaction immediately provided us with multiple benefits and promises to bring significant opportunities in the years to come.

        The Ivy Funds bring us new assets and distribution opportunities in retail nonproprietary sales channels, as well as additional investment management resources. We already have taken steps to place Waddell & Reed's investment management team on the Ivy Funds, and we will continue to re-engineer and invigorate the fund family as we move through 2003. During the first quarter of 2003, we announced our intention to merge the Ivy Funds with our W&R Funds family, carrying the Ivy Funds brand forward. Once approved by shareholders, we anticipate that this merger will accomplish several objectives. Several of the Ivy Funds that have strategies similar to W&R Funds would be merged with those W&R Funds, carrying the more successful performance record forward. Selected larger, more successful Ivy Funds that fill gaps in our product line would be retained. Following approval of this merger, we would have a new fund family that is managed by our investment team, would include larger funds that offer greater scale and, in most cases, reduced expenses to shareholders.

        In addition, the Ivy Funds now allow us to more aggressively offer the benefits of our strong investment team and sound investment process to a broader segment of the investing public. The Ivy Funds significantly enhance our nonproprietary sales efforts through a team of wholesalers who provide a wider and more frequent means of customer contact throughout the country. We also are offering the Ivy Funds for sale through our proprietary financial advisors, bringing our advisors new fund styles that previously were not part of our fund lineup.

        The subadvisory and marketing agreements with MFC bring us new investment management opportunities in Canada. Under the subadvisory agreement, we immediately began to manage selected mutual funds within MFC's Universal Funds family. Under the marketing agreement, MFC will offer Waddell & Reed opportunities to launch new funds and/or assume additional existing subadvisory mandates under the Universal Funds brand. We also will have the opportunity to seek investment management assignments from Investors Group, Inc., MFC's parent and Canada's largest mutual fund firm.

Intermediary sales

        Since 2000, we have been distributing our highly competitive investment products through selected intermediary sales channels. We expect this effort to expand in coming years, as we anticipate offering the merged Ivy/W&R funds family through intermediary channels, including unaffiliated broker/dealers, 401(k) plans and registered investment advisers. Current W&R Funds are available on many major fund platforms. Following the anticipated merger of the Ivy Funds and W&R Funds, we anticipate making the new Ivy Funds family available for sale through these intermediary channels, strengthening our foothold and increasing our sales opportunities.

        Our overall sales were bolstered by the efforts of our subsidiary, The Legend Group, whose 248 financial advisors focus on retirement planning for employees of school districts and not-for-profit organizations. Legend grew significantly in 2002, adding 58 financial advisors to its team. During a year of declining equity markets, Legend's sales increased by nearly 6 percent over 2001.

Institutional asset management

        For many years, Waddell & Reed has offered its investment management capabilities to institutional clients, including corporations and public entities. This institutional business has, over time, been well-accepted by a range of institutional investors. Through Waddell & Reed Investment Management Company, several of our portfolio managers oversee investments for defined benefit plans, endowments and high net worth individuals. Our institutional investment business includes

Austin, Calvert & Flavin, Inc., our San Antonio, Texas-based subsidiary, which manages investments for trusts, high net worth families and individuals; for pension plans of private and public entities; and for endowments and foundations.

        Complementing these efforts is our subadvisory investment management, which expanded in 2002. We currently serve as subadvisor for six U.S. mutual funds/variable annuity funds, nine Canadian mutual funds through our relationship with MFC, and five offshore funds through relationships with various institutions.

Waddell & Reed Advisors

        Personalized financial planning and one-on-one interaction, complemented by our high-quality investment products, set Waddell & Reed advisors apart and help them to differentiate themselves in a competitive industry. Our financial planning approach is based on long-term investment discipline and founded on realistic market expectations. This is a primary reason why Waddell & Reed continues to report one of the lowest long-term retail asset redemption rates in the industry, as mentioned above. Although that rate increased slightly in 2002 to 10.4 percent, more than 75 percent of the increase was due to lower long-term retail average assets, which is the denominator in the calculation.

        While our advisors remained committed to their clients and the planning process, they found little relief from the challenging economic climate. Sales per advisor declined 33 percent in 2002, a figure that is attributable not only to decreased sales in a lackluster market, but also is influenced by the fact that the total number of our financial advisors increased 10 percent from the previous year. Gross production per advisor, which measures total distribution revenues (and is therefore a more complete measure of advisor productivity) declined 18 percent in 2002.

        Although overall retail investment product sales were down, the number of financial plans prepared increased 14 percent in 2002 over 2001, and financial planning revenues overall were up 26 percent over the previous year. This indicates to us that, although our clients may not be committing additional capital, they remain focused on the need for continued financial planning. Our principal sales focus, within the financial planning context, is on investment products, but our broad financial planning process incorporates the sale of insurance products, which helps our advisors serve the complete scope of client needs, regardless of economic conditions. Revenues generated from the sale of insurance products increased 33 percent over the previous year.

        During 2002, we further supported our advisors and their efforts through ongoing internal training programs and marketing campaigns. Significantly, we enhanced the software used to produce our key financial planning analysis, called the FocusPlan, and introduced the next generation of our financial planning services. Included are several new modules that can be tailored to fit client needs and an updated version of our most sophisticated financial planning service, called FocusPlan Premier, which offers detailed financial modeling and analysis for clients who have more complex financial situations. For 2003, we are planning to implement a sophisticated, convenient and comprehensive customer relationship management (CRM) system, called CORE, for our advisors that can be integrated to include all components of an advisor's day-to-day client management needs.

        Key internal support also was provided to all advisors during the year with the redesign of Waddell & Reed Advisors eSource, our internal informational Internet site, and through the introduction of prominent new products and services.

Investment management

        The hallmark of our investment approach has been our ability to outperform in rising markets while preserving capital in declining markets. That capability was borne out in 2002. While the equity investing environment remained difficult throughout the year, and performance on an absolute basis was challenged, the majority of our mutual funds performed well on a relative basis. Under the guidance of Waddell & Reed Financial, Inc.'s investment management subsidiary, Waddell & Reed Investment Management Company (WRIMCo), our funds turned in what we feel are solid performances in a climate where many funds suffered dramatic losses.

Mutual Fund Assets Under Management
by Management Style

IN MILLIONS
Large Capitalization Growth	6,577
Mid Capitalization Growth	887
Small Capitalization Growth	1,214
Large Capitalization Core Equity	5,521
Large Capitalization Value	432
International Equity	1,286
Balanced and Asset Allocation	1,249
Tax Exempt Bonds	1,272
High Yield Bonds	964
Taxable Investment-grade Bonds	1,940
Money Markets	1,144

        For the year ended December 31, 2002, Morningstar, Inc., rated most of Waddell & Reed's equity funds highly: 76 percent of our equity funds and 91 percent of our overall equity assets received either four or five stars. Over the last five years, 78 percent of our equity funds and 85 percent of all equity assets received either four or five stars.

        As ranked by Lipper, Inc., Waddell & Reed's funds generally performed better than peer group funds during 2002. For the period, 41 percent of our equity funds ranked in the top 10 percent of their peer groups, and 50 percent ranked in the top 25 percent. Ranking all of our funds for the year, 65 percent were in the top half of their peer group.

        On a longer-term basis, our performance is quite compelling: According to Lipper, for periods ended December 31, 76 percent of our equity funds ranked in the top half of their peer groups over the last three years, and 96 percent ranked in the top half of their peer groups over the last five years. This, we feel, reflects the extraordinary ability of our investment management team to provide exceptional performance to our fund shareholders across a variety of market environments.

        Our funds are managed by an investment team with unusual depth and breadth of experience. Our team comprises 54 investment professionals, including 17 research analysts, three economists and eight traders. Our 24 portfolio managers have an average of more than 22 years of investment experience and an average tenure with Waddell & Reed of 13 years. And, although our funds cover a broad range of investment categories, they all adhere to an investment philosophy that emphasizes fundamental analysis and risk control. Thus, as short-term declines inevitably impact all financial markets, our portfolio managers stay committed to the discipline of analyzing the fundamentals of the companies and securities they evaluate for possible investment.

Products and services

        One of the components essential to Waddell & Reed remaining competitive is a comprehensive array of high-quality products. Several product enhancements and new services introduced throughout the year were notable.

        The Waddell & Reed InvestEd Plan, our 529 college savings plan available nationally that was launched in October 2001, grew considerably in 2002, reaching approximately 18,200 accounts by year-end. In 2002, we added a payroll deduction program to the InvestEd Plan, making it even easier for our clients to save for higher education through consistent contributions. We also entered into an agreement with BabyMint, an online savings program that facilitates 529 investing through rebates from selected retail merchants.

        In order to provide a stronger tax savings vehicle to a key demographic segment, we introduced the Waddell & Reed Government Final Pay Plan for public educational institution and government agency employees. This plan enables employers and employees to save on a tax-deferred basis, and because the assets are located within a qualified plan, they have the ability to be transferred to the shelter of an IRA through a rollover.

        To bring easier access to the 401(k) market for self-employed and owner-only clients, we became one of the first financial firms in the country to introduce a retirement savings plan specifically designed for individual business owners, under a plan we call Exclusive(k). We also established a relationship with Ameritrade Financial Services to offer our clients high-quality personal brokerage services at a discounted price and to enhance the diversity of services available to clients.

        We continued to increase the scope of insurance products that we make available through our partnership with Nationwide Financial Services, Inc. In 2002, we introduced the Waddell & Reed Advisors Select Income Annuity, a single premium, immediate variable annuity that offers a variety of flexible, control-driven features. We also began offering the Nationwide Quatro fixed annuity and Nationwide Platinum V, a single premium deferred annuity.

        2002 marked the first full year of operation for Strategic Portfolio Allocation (SPA), our dynamic asset allocation program that combines cutting-edge technical analysis—including the use of artificial intelligence—with oversight from our investment professionals and individual client attention from our advisors. SPA offers clients ongoing asset allocation by combining sophisticated computer-based planning capabilities, the guidance of a personal financial advisor and the underlying Waddell & Reed funds. By December 31, 2002, SPA assets had grown considerably, nearly doubling 2001's figures and reaching nearly $718 million, including both mutual fund and variable annuity accounts.

The coming years

        The coming years will be a time to deliver on the foundation we put in place in 2002. We have every confidence that the addition of the Ivy Funds family will significantly broaden our intermediary sales and distribution efforts. Our foothold in Canada will only grow stronger as we build our relationship with MFC and with new investors. We continue to look for relationships that will add breadth to our distribution channels and leverage our superior asset management capabilities. With exceptional investment products, a strong core proprietary business and expanding nonproprietary distribution, we are well positioned for growth. Thus, we stand poised to succeed to an even greater degree when the market and world events turn for the better.

Officers and Directors

Mr. Keith A. Tucker
Chairman and Chief Executive Officer
Director
    • 33 years industry experience
    • 11 years with Waddell & Reed

Mr. Henry J. Herrmann
President and Chief Investment Officer
Director
    • 40 years industry experience
    • 31 years with Waddell & Reed

Mr. Robert L. Hechler
Retired, Former Executive Vice President, Waddell & Reed Financial, Inc.
Director (since 1998)

Mr. Alan W. Kosloff
Chairman, Kosloff & Partners, LLC
Director (since 2003)

Mr. Dennis E. Logue
Dean, Michael B. Price College of Business, University of Oklahoma
Director (since 2002)

Mr. James M. Raines
President, James M. Raines and Co.
Director (since 1998)

Mr. Ronald C. Reimer
Director and Chairman, Network Trust
Director (since 2001)

Mr. William L. Rogers
Managing Director, The Halifax Group
Director (since 1998)

Mr. Jerry W. Walton
Chief Financial Officer, J.B. Hunt Transport Services, Inc.
Director (since 2000)

Mr. Thomas W. Butch
Senior Vice President and Chief Marketing Officer
    • 21 years industry experience
    • 3 years with Waddell & Reed

Mr. Michael D. Strohm
Senior Vice President and Chief Operations Officer
    • 30 years industry experience
    • 30 years with Waddell & Reed

Mr. John E. Sundeen, Jr.
Senior Vice President, Chief Financial Officer and Treasurer
    • 19 years industry experience
    • 19 years with Waddell & Reed

Mr. Robert J. Williams, Jr.
Senior Vice President and National Sales Manager

    • 29 years industry experience
    • 6 years with Waddell & Reed

Mr. Daniel C. Schulte
Vice President, General Counsel and Corporate Secretary
    • 5 years industry experience
    • 5 years with Waddell & Reed

Mr. Mark A. Schieber
Vice President and Controller
    • 22 years industry experience
    • 22 years with Waddell & Reed

Corporate Information

Annual Meeting of Stockholders
April 30, 2003 10:00 a.m.
Corporate Headquarters
6300 Lamar Avenue
Overland Park, KS 66202

Corporate Headquarters
Waddell & Reed Financial, Inc.
P.O. Box 29217
Overland Park, KS 66201

Stock Exchange Listing
Class A Common Stock
New York Stock Exchange
Symbol: WDR

Transfer Agent & Registrar
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Toll Free Number: (800) 446-2617
Hearing Impaired: (201) 222-4955

Independent Auditors
KPMG LLP
1000 Walnut, Suite 1600
Kansas City, MO 64106

Stockholder Inquiries
For general information regarding your Waddell & Reed Financial, Inc. stock, call (800) 532-2757 or visit our website at www.waddell.com. For stock transfers, call (800) 446-2617.

Mutual Fund Information
(888) WADDELL

Dividend Reinvestment
Waddell & Reed Financial, Inc. maintains a dividend reinvestment plan for all holders of its common stock. Under the plan, stockholders may reinvest all or part of their dividends in additional shares of common stock. Participation is entirely voluntary. More information on the plan can be obtained from the Transfer Agent shown at left.

Stockholder & Analyst Resources
We invite you to visit our website at www.waddell.com under the "Corporate" heading to view a more comprehensive discussion regarding our 2002 results.

        We believe that in today's digital world, the Internet allows us to disseminate our corporate information much more quickly and efficiently. In addition to the standard information typically found on corporate web-sites, such as stock information, access to archived press releases and SEC filings, and answers to frequently asked questions, we supply our stockholders and analysts with timely supplemental data including quarterly corporate presentations, access to live and archived web-casts, data tables and more. If you elect to request information alerts, we will send you an email when something new is posted to our corporate website.

        Please direct questions to Nicole McIntosh, Investor Relations Manager, (913) 236-1880 or via email at investorrelations@waddell.com.

WADDELL & REED Financial Services®

6300 LAMAR AVENUE • OVERLAND PARK, KS 66202
913-236-2000 • WWW.WADDELL.COM

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  Exhibit 99.1
Financial Highlights
Primary Business And Fund Families
Letter to Stockholders
A broader look at 2002
Wholesale
Waddell & Reed Advisors
Investment management
Mutual Fund Assets Under Management by Management Style
Products and services
The coming years
Officers and Directors
Corporate Information